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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.     )*

Butler Manufacturing Company
(Name of Issuer)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

 123655102
(CUSIP Number)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
                         (212) 888-2290

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 April 19, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 123655102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
THIRD AVENUE MANAGEMENT LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 375,800

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 375,800

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 375,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 5.9%(1)

14.	Type of Reporting Person (See Instructions): IA

(1) The percentages in this Schedule 13D are calculated based upon  6,335,425 shares of Common Stock issued and outstanding as of  February 23,  2004, as reflected in the Company's Annual Report on Form 10-K  as filed with the Securities and Exchange Commission on March 12, 2003.

This statement on Schedule 13D (this "Schedule 13D") is being filed by Third Avenue Management LLC ( the "Reporting Person") and related to the common stock, no par value per share (the "Common Stock"), of Butler Manufacturing Company, a Delaware corporation (the "Company").

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 1540 Genessee Street, Kansas City, MO 64102

Item 2.	Identity and Background
(a)

This statement is filed by the Third Avenue Management LLC ("TAM").
(TAM is sometimes referred to hereinafter as the "Reporting Person.")

The executive officers of TAM are as follows:

•    Martin J. Whitman: Co-Chief Investment Officer of TAM. Mr. Whitman also serves as the Chairman of the Board and a Trustee of Third Avenue Trust.

•    Curtis Jensen: Co-Chief Investment Officer of TAM.

•    David Barse: Chief Executive Officer of TAM.

•    Michael T. Carney: Chief Financial Officer and Treasurer of TAM.

•    W. James Hall: General Counsel and Secretary of TAM.

(b) The address of the principal business and principal office is: 622 Third Avenue, 32nd Floor, New York, NY 10017
(c)

The principal business of the Reporting Person, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, and on behalf of individually managed separate accounts.

(d)

Neither the Reporting Person nor, to the best of its knowledge, any of its management committee members, executive officers, or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) The Reporting Person is a limited liability company organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is a registered investment adviser that acts as direct adviser to certain investment companies, as a sub-adviser to certain other investment companies, and as an adviser to separately managed accounts. Certain portfolios of these investment companies have used working capital to purchase shares of the Company upon the orders of the Reporting Person acting as adviser or sub-adviser.  Advised Funds: Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940 has expended $4,416,986 to acquire 253,800 shares of Common Stock; Met Investors Series Trust-Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $1,541,793 to acquire 88,300 shares of Common Stock; various separately managed accounts have expended $574,847 to acquire 33,700 shares of Common Stock.

The Reporting Person has the ability to vote either directly or indirectly all shares of Common Stock held by the investment companies listed above in this Item 3. For sub-advisory relationships, the Reporting Person instructs the primary advisor on how to vote shares; otherwise the Reporting Person will instruct each Fund's custodian on how to  vote fund shareholding positions. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets with the exception of certain separately managed accounts. In the case of certain separately managed accounts, voting authority is retained by the account holder, which is under no obligation to follow the Reporting Person's advice. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets.

Item 4.	Purpose of Transaction
The Reporting Person originally acquired the shares of Common Stock for investment purposes and previously reported its beneficial ownership of such shares on Schedule 13G.  The Reporting Person is now reporting beneficial ownership of the shares of Common Stock on Schedule 13D for reasons set forth below in this item 4.

The Reporting Person is disappointed that the Company's Board of Directors quickly rejected a credible offer from Robertson-Ceco Corporation ("RCC") . Accordingly, the Reporting Person has transmitted today a letter to the Company's Board of Directors. This letter urges the Board of Directors, among ofther things, to delay the April 27, 2004 special meeting and enter into discussions with RCC to fully consider their offer and alow time for RCC and its financiing sources to complete their due diligence.

The complete text of this letter is attached as Exhibit 1 to this Schedule 13D.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein. However, consistent with the Reporting Person's interest in protecting its investment in the Company, the Reporting Person intends to closely monitor its investment in the Company on a continuing basis and may seek to have discussions with third parties, including other shareholders of the Company, or with management or members of the Board of Directors of the Company, regarding ways of improving the Company's performance, and enhancing shareholder value.

Item 5.	Interest in Securities of the Issuer
(a) & (b)

The Reporting Person possesses voting and dispositive control over shares of Common Stock held by the Investment Companies named in this Schedule 13D under its discretionary authority. The Reporting Person is either the sole investment advisor, sub-investment advisor, or part of a team of other investment advisors who manage investment companies. The percentages used in this Item 5 and in the rest of this Schedule 13D are calculated based upon 6,335,425 shares of Common Stock issued and outstanding as of February 23, 2004, as reflected in the Company's Annual  Report on Form 10-K  as filed with the Securities and Exchange Commission on March 12, 2004.

A. Third Avenue Real Estate Value Fund

(a) Amount beneficially owned: 253,800 shares.

(b) Percent of class: 4.0%.

(c) Number of shares as to which such Reporting Person has:
(i) Sole power to vote or direct the vote: 253,800

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 253,800

(iv) Shared power to dispose or direct the disposition: 0

B. Met Investors Series Trust-Thrid Avenue Small Cap Portfolio

(a) Amount beneficially owned: 88,300

(b) Percent of class: 1.4%

(c) Number of shares as to which such Reporting Person has:
(i) Sole power to vote or direct the vote: 88,300

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 88,300

(iv) Shared power to dispose or direct the disposition: 0

C. Third Avenue Management Separately Managed Accounts

(a) Amount beneficially owned: 33,700

(b) Percent of class: 0.5%

(c) Number of shares as to which such Reporting Person has:
(i) Sole power to vote or direct the vote: 33,700

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 33,700

(iv) Shared power to dispose or direct the disposition: 0

(c) During the last sixty days there were no transactions in the Common Stock effected by the investment companies named above, nor, to the best of their knowledge, any of their directors, executive officers, or members.
(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock other than the investment companies named above.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Letter dated April 20, 2004 from Third Avenue Management LLC to Butler Manufacturing Company's Board of Directors.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2004

Signature: /s/ Martin J. Whitman
Name/Title: Martin J. Whitman, Co-Chief Investment Officer